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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                 SCHEDULE 14D-1

                            (AMENDMENT NO. 14)
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND
                                  SCHEDULE 13D

                            (AMENDMENT NO. 14)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                ---------------

                        SHOREWOOD PACKAGING CORPORATION
                           (Name of Subject Company)

                                ---------------

                             CHESAPEAKE CORPORATION
                                SHEFFIELD, INC.
                                   (Bidders)

                                ---------------

                    Common Stock, $0.01 Par Value Per Share
                         (Including Associated Rights)
                         (Title of Class of Securities)

                                ---------------

                                   825229107
                     (CUSIP Number of Class of Securities)

                                ---------------

                               Thomas H. Johnson
                      President & Chief Executive Officer
                             Chesapeake Corporation
                             1021 East Cary Street
                         Richmond, Virginia 23218-2350
                                 (804) 697-1000
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)
                                   Copies to:
                             Gary E. Thompson, Esq.
                               Hunton & Williams
                          Riverfront Plaza, East Tower
                              951 East Byrd Street
                         Richmond, Virginia 23219-4074
                                 (804) 788-8200

                                ---------------

                             February 16, 2000
            (Date of Event Which Requires Filing of This Statement)

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   This Amendment No. 14 to Schedule 14D-1 supplements and amends the Tender
Offer Statement on Schedule 14D-1, filed on December 3, 1999 (as amended, the "Schedule 14D-1"), by Sheffield, Inc., a Delaware corporation ("Purchaser"), and Chesapeake Corporation ("Chesapeake"), a Virginia corporation and the direct owner of all of the outstanding capital stock of Purchaser. The
Schedule 14D-1 relates to the offer by Purchaser to purchase all outstanding shares of common stock, $0.01 par value per share (the "Common Stock"), including the associated rights to purchase preferred stock (the "Rights" and together with the Common Stock, the "Shares"), of Shorewood Packaging Corporation, a Delaware corporation (the "Company"), not directly or indirectly owned by Chesapeake and its subsidiaries, for a purchase price of $17.25 per Share, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto (which collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-1. This Amendment No. 14 to Schedule 14D-1 also constitutes Amendment No. 14 to the statement on
Schedule 13D of Purchaser and Chesapeake, filed on November 30, 1999.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company

   (b) The text of Section 10 of the Offer to Purchase is hereby amended and supplemented by adding thereto the following:

   On February 15, 2000, Greenhill & Co., L.L.C., financial advisor to the Company, sent the following letter to Goldman, Sachs & Co. and Donaldson, Lufkin & Jenrette, financial advisors to Chesapeake and Purchaser:

                    [Greenhill & Co., L.L.C. Letterhead]

                            February 15, 2000

Mr. Ravi Sinha

Managing Director

Goldman, Sachs & Co.

85 Broad Street, 18th Floor

New York, NY 10004

Mr. Douglas Brown

Managing Director

Donaldson, Lufkin & Jenrette

277 Park Avenue, 20th Floor

New York, NY 10172

Gentlemen:

As a follow up to our discussions yesterday and in anticipation of your meeting today in which Howard Liebman, President and Chief Financial Officer of Shorewood, is available to answer questions concerning the Company's business plan which was delivered to you following execution of the confidentiality agreement, we wanted to be clear about our timing. Mr. Liebman will also be available to answer financial questions concerning the quarter ended January 31, 2000, the preliminary revenue estimates for which were disclosed to you yesterday.

Meetings of the Shorewood Board of Directors and Special Committee were held yesterday afternoon for the purpose of updating the Board on events. You were informed over the weekend that the Board was meeting yesterday for this purpose. The Board understands from your prior disclosures that, following access to the Company's business plan, you may be in a position to increase your offer and merger proposal.

The Board has scheduled another meeting for tomorrow afternoon and requests that you provide the Board with Chesapeake's best and final offer and proposal as soon as possible. This is consistent with the advice we have given you that time is short. In view of your imminent consent solicitation, the Board is concerned with the risks associated with any delay in its consideration of alternatives and expects to consider any alternatives or proposals that may be available to it at its meeting tomorrow afternoon. Accordingly, if you desire to revise your offer and proposal and

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wish to have it considered by the Board at this meeting, you are on notice that this is the time to bring any such revisions or proposals before the Board. If there are any significant conditions to your proposal (other than those disclosed in your public filings), they should be highlighted. In addition, the source and status of your financing should be disclosed to the Board. Please understand that, while there can be no assurance, the Board may be in a position to take final action tomorrow, including the possible grant of breakup fee protection to any bidder associated with a proposal which is considered in the best interests of all stockholders.

The meeting of the Shorewood Board will commence at 4:00 p.m. tomorrow, February 16, 2000. If you wish any clarification prior to that time or desire to discuss any aspect of your proposal, we are available to answer your inquiries.

                                            Sincerely,

                                            /s/ Scott L. Bok

                                            Scott L. Bok

                                            Managing Director

   On February 16, 2000, Chesapeake issued the following press release which contained the full text of a letter which was sent on such date by Chesapeake to the Company's financial advisors:

                        [CHESAPEAKE CORPORATION LOGO]

         CHESAPEAKE REJECTS SHOREWOOD'S ATTEMPT TO SET BID DEADLINE;

                  URGES SHOREWOOD TO ENGAGE IN NEGOTIATIONS

Richmond, VA. (February 16, 2000) Chesapeake Corporation (NYSE:CSK) today announced that it has rejected an apparent attempt by Shorewood Packaging Corporation (NYSE:SWD) to set a bidding deadline in connection with the Shorewood Board's consideration of alternatives for the company. Chesapeake reiterated its willingness to negotiate in good faith concerning its fully financed $17.25 per share all cash offer for Shorewood, and again requested access to customary due diligence materials and the opportunity for face-to-face negotiations.

Chesapeake noted that it signed a confidentiality agreement with Shorewood on Monday, February 14, and thereafter received less than 60 pages of rudimentary information from Shorewood. The next day, representatives of Chesapeake met with Shorewood to review that information. However, prior to that meeting, Shorewood set a 24-hour deadline for Chesapeake to provide Shorewood with its "best and final offer and proposal."

Chesapeake also announced that it sent the following letter to Shorewood's financial advisors in connection with the apparent bidding deadline:

                              February 16, 2000

Mr. Scott L. Bok

Managing Director

Greenhill & Co., LLC

31 West 52nd Street, 16th Floor

New York, NY 10004

Dear Scott:

We are in receipt of your letter of February 15, which appears to set an artificial deadline of 4:00 PM today for Chesapeake to provide Shorewood with its "best and final proposal."


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As you are well aware, since November 10, 1999, Chesapeake has repeatedly invited Shorewood's Board to engage in serious negotiations regarding the price and structure of our offer. During that three month period, Shorewood claims to have made available due diligence materials, and engaged in substantive discussions, with other interested parties regarding a possible transaction, while excluding Chesapeake from that process. Only after the sweeping decision of the Delaware Chancery Court which, among other things, found that the Shorewood Board acted in a "grossly inadequate" and "grossly uninformed" fashion in the face of Chesapeake's proposal, did Shorewood offer Chesapeake access to any due diligence materials.

It now appears that Shorewood's due diligence offer may be illusory. As you know, the parties entered into a confidentiality agreement late on Monday, February 14. Thereafter, Shorewood provided us with less than 60 pages of the most rudimentary information. The very next day--before any opportunity for access to customary due diligence materials or discussions--we received your letter with its 24 hour trigger and threat that the Shorewood Board may enter into a transaction with a third party later today, possibly including the grant of a breakup fee.

We believe that such deadline and threat are patently unreasonable, and that Chesapeake has not been afforded a level playing field in its attempts to refine its offer for Shorewood. Accordingly, Chesapeake reserves the right to challenge in court any such alternative transaction by Shorewood.

As you know, within 24 hours of receiving Shorewood's rudimentary information package, representatives of Chesapeake met in New York with Mr. Howard Liebman, President & CFO of Shorewood, to review the information. During the course of that 2 hour meeting, we were advised of certain material non-public information concerning Shorewood's recent performance.

In light of that non-public information, and our stated requirement for customary, limited due diligence to permit us to refine our offer, we delivered a short due diligence request list to Mr. Liebman this morning. As we advised your counsel this afternoon, we stand ready to work with Shorewood to accommodate Shorewood's concerns about disclosing competitively sensitive information and information that would be unduly burdensome to assemble. We continue to expect that, with prompt and reasonable access to due diligence materials and the opportunity for meaningful face-to-face negotiations, Chesapeake will be in a position to advise you of any revisions to our offer in advance of the expected record date for our consent solicitation.

Chesapeake remains willing to negotiate in good faith with the Shorewood Board regarding our fully financed $17.25 per share all cash offer. We believe it is in the best interests of Shorewood's stockholders for Chesapeake to have the benefit of access to customary due diligence, and the opportunity for face-to-face negotiations, to develop our "best and final offer and proposal."

We trust that Shorewood will reconsider its unreasonable deadline, and will enter into prompt and constructive negotiations with Chesapeake.

                                               Very truly yours,

                                               /s/ Andrew J. Kohut

                                               Andrew J. Kohut

cc: Mr. Howard M. Liebman

Jeffrey W. Tindell, Esq.

This news release may contain forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. While the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not applicable to forward-looking statements made in connection with a tender offer, it has not been judicially determined whether such safe harbor provisions apply to forward-looking statements in a consent solicitation conducted in connection with a tender offer. The accuracy of such forward-looking statements is subject to a number of risks, uncertainties, and assumptions that may cause Chesapeake's actual results to differ materially from those expressed in the forward-looking statements including, but not limited to: competitive products and pricing; production costs, particularly for raw materials

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such as corrugated box, folding carton and display materials; fluctuations in demand; government policies and regulations affecting the environment; interest rates; currency translation movements; and other risks that are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission.

                CERTAIN INFORMATION CONCERNING PARTICIPANTS

Chesapeake Corporation ("Chesapeake") and Sheffield, Inc., a wholly owned subsidiary of Chesapeake ("Purchaser"), and certain other persons named below may be deemed to be participants in a consent solicitation (the "Consent Solicitation") that may be conducted by Chesapeake and Purchaser in connection with the tender offer (the "Offer") by Purchaser to purchase all of the outstanding shares of common stock ("Shares") of Shorewood Packaging Corporation ("Shorewood") for $17.25 per Share net to the seller in cash. The participants in this solicitation may include: (i) the directors of Chesapeake (Harry H. Warner, Chairman of the Board; Thomas H. Johnson, President & Chief Executive Officer; Robert L. Hintz; James E. Rogers; John W. Rosenblum; Frank
S. Royal; Wallace Stettinius; Richard G. Tilghman; Joseph P.Viviano; and Hugh
V. White, Jr.); and (ii) certain officers of Chesapeake: J.P. Causey Jr., Senior Vice President, Secretary & General Counsel; Andrew J. Kohut, Senior Vice President-Strategic Business Development; Octavio Orta, Executive Vice President-Display & Packaging; William T. Tolley, Senior Vice President-Finance & Chief Financial Officer; Molly Remes, Director-Corporate Communications; and Joel Mostrom, Vice President-Investor Relations. As of the date of this communication, approximately 14.9% of the outstanding Shares of Shorewood, or approximately 4.1 million Shares, are beneficially owned by Chesapeake and Purchaser (including Shares to be purchased pursuant to a stock purchase agreement between Chesapeake and a third-party). Chesapeake has retained Goldman, Sachs & Co. ("Goldman Sachs") and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to act as its co-financial advisors in connection with the Offer, for which Goldman Sachs and DLJ will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. Chesapeake and Purchaser have retained Goldman Sachs and DLJ to act as their Co-Dealer Managers in connection with the Offer, for which Goldman Sachs and DLJ will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, Chesapeake and Purchaser have agreed to indemnify Goldman Sachs and certain related persons and DLJ and certain related persons against liabilities, including certain liabilities under the federal securities laws, arising out of each of their engagements. Neither Goldman Sachs nor DLJ admits that they or any of their respective partners, directors, officers, employees, affiliates or controlling persons, if any, is a "participant" as defined in Schedule 14A promulgated under the Exchange Act in the solicitation of proxies and/or consents, or that Schedule 14A requires the disclosure of certain information concerning Goldman Sachs or DLJ. In connection with Goldman Sachs' role as Co-Dealer Manager to Chesapeake and Purchaser, the following investment banking employees of Goldman Sachs may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Shorewood and may solicit consents from these institutions, brokers or other persons: Ravi Sinha, George Mattson, James Katzman, Peter Comisar and Jason Gilbert. In connection with DLJ's role as Co-Dealer Manager to Chesapeake and Purchaser, the following investment banking employees of DLJ may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Shorewood and may solicit consents from these institutions, brokers or other persons: L. Price Blackford, Doug Brown, Daniel Schleifman, Robert Simensky and Andrew Kramer. Goldman Sachs and DLJ each engage in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Goldman

Sachs and/or DLJ may trade securities of Shorewood for each of their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. Goldman Sachs and DLJ has each informed Chesapeake that, as of the date hereof, neither of them holds any Shares for its own account. Goldman Sachs or DLJ and/or certain of their respective affiliates may have voting and dispositive power with respect to certain Shares held in asset management, brokerage and other accounts. Goldman Sachs, DLJ, and each such of their respective affiliates disclaim beneficial ownership of such Shares.

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Other than as set forth herein, to the knowledge of Chesapeake and Purchaser, as of the date of this communication, none of Chesapeake, Purchaser, any of their respective directors, executive officers, employees or other representatives, or other persons known to Chesapeake or Purchaser who may solicit consents has any interest, direct or indirect, in Shorewood by security holding or otherwise.

                                     ###

For media relations, call:                         For investor relations, call:
Molly Remes                                        William Tolley/Joel Mostrom
804-697-1110                                       804-697-1157/804-697-1147

                        Joele Frank/Josh Silverman

                           J. Frank Associates

                        212-355-4449 ext. 107/121

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                                SIGNATURES

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2000

                                          CHESAPEAKE CORPORATION

                                                 /s/ J. P. Causey Jr.

                                          By: ____________________________

                                                   J. P. Causey Jr.

                                              Senior Vice President, Secretary
                                                   & General Counsel

                                          SHEFFIELD, INC.

                                                 /s/ J. P. Causey Jr.

                                          By: ____________________________

                                                   J. P. Causey Jr.

                                              Vice President & Secretary


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